ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Treasury 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 8569 Facsimile 8232 8341

[redacted]

07022863

18 April 2007

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
United States of America

SUPPL

MACQUARIE
BANK

Dear Sir/Madam

Macquarie Bank Limited (File Number 82-34740) documents for lodgement

Please find relevant documents for Macquarie Bank Limited for lodgement to satisfy the requirements of Rule 12g3-2(b).

PROCESSED

APR 26 2007 E

THOMSON
FINANCIAL

Yours sincerely

pp

Dennis Leong
Company Secretary

RECEIVED
2007 APR 24 A 10:23
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

dw 4/24

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Macquarie Bank Limited
ABN	46 008 583 542

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	John G Allpass
Date of last notice	4 April 2007 but 29 March 2006 re Macquarie Capital Alliance Group (MCAG) stapled securities.

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Units held by John Allpass Pty Limited as trustee for a superannuation fund of which John Allpass is a beneficiary, and Allpass Investments Pty Limited, a company in which John Allpass has a relevant interest.
Date of change	5 April 2007
No. of securities held prior to change	• 50,000 MCAG fully paid stapled securities held by John Allpass Pty Limited; and • 6,500 MCAG fully paid stapled securities held by Allpass Investments Pty Limited.
Class	MCAG stapled securities
Number acquired	3,988 fully paid stapled securities acquired by John Allpass Pty Limited.
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$3.7604 per stapled security

G:\CAG\COS\DLeong\BRD\ASX notices\ALLPASS\jga12042007.doc

+ See chapter 19 for defined terms.

No. of securities held after change	• 53,988 MCAG fully paid stapled securities held by John Allpass Pty Limited; and • 6,500 MCAG fully paid stapled securities held by Allpass Investments Pty Limited.
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Stapled securities allotted pursuant to the Distribution Reinvestment Plan, resulting from a special distribution.

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

12 April 2007

G:\CAG\COS\DLeong\BRD\ASX notices\ALLPASS\jga12042007.doc

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Macquarie Bank Limited
ABN	46 008 583 542

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Peter M Kirby
Date of last notice	21 February 2007 re Macquarie Infrastructure Group ("MIG") stapled securities but 2 December 2004 re ConnectEast Group stapled units ("CEU")

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct and Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Bayete Pty Limited is the trustee of the Kirby Superannuation Fund, of which Peter Kirby is a beneficiary.
Date of change	• 21 March 2007 re MIG stapled securities; and • 15 May 2005; 2 December 2005; 25 May 2006; and 24 November 2006 re CEUCA and CEU stapled units.
No. of securities held prior to change	• 109,987 MIG stapled securities held directly by Peter Kirby; • 14,791 MIG stapled securities held by Bayete Pty Limited; and • 130,000 CEU stapled units held directly by Peter Kirby
Class	• MIG stapled securities; and • CEU stapled units.

G:\CAG\COS\DLeong\BRD\ASX notices\KIRBY\pmk13042007.doc

+ See chapter 19 for defined terms.

Number acquired	• 13,009 MIG stapled securities by Bayete Pty Limited; • 5,027 CEUCA stapled units allotted on 12 May 2005; • 3,860 CEU stapled units allotted on 2 December 2005; • 4,098 CEU stapled units allotted on 25 May 2006; and • 3,722 CEU stapled units allotted on 24 November 2006.
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	• $3.78 per MIG stapled security; • $0.62 per CEUCA stapled unit allotted on 12 May 2005; • $1.14 per CEU stapled unit allotted on 2 December 2005; • $1.10 per CEU stapled unit allotted on 25 May 2006; and • $1.25 per CEU stapled unit allotted on 24 November 2006.
No. of securities held after change	• 109,987 MIG stapled securities held directly by Peter Kirby; and • 27,800 MIG stapled securities held by Bayete Pty Limited; and • 146,707 CEU stapled units held directly by Peter Kirby.
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	• MIG stapled securities acquired via on market trade; and • CEU stapled units allotted pursuant to the Distribution Reinvestment Plan.

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	

G:\CAG\COS\DLeong\BRD\ASX notices\KIRBY\pmk13042007.doc

+ See chapter 19 for defined terms.

Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

13 April 2007

ABN 46 008 583 542

Macquarie Finance Limited
ABN 54 001 214 964

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 3350
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Securities and Exchange Commission by Macquarie Bank Limited.

File Number: 82-34740

17 April 2007

MACQUARIE

Company Announcements Office
Australian Stock Exchange Limited
via ASX Online

Dear Sir/Madam,

Macquarie Income Securities Announcement

Macquarie Bank Limited and Macquarie Finance Limited confirm that the distribution rate on Macquarie Income Securities (MBLHB) will be 8.23% per annum in respect of the next distribution period, which commenced on Monday 16 April 2007 and ceases on Sunday 15 July 2007 (inclusive). The distribution payment date will be on Monday 16 July 2007 and the record date will be Friday 29 June 2007.

Distribution rate for above securities	8.23% per annum which is the Base Interest Rate* plus the applicable margin
Applicable distribution period	Monday 16 April 2007 to Sunday 15 July 2007 (inclusive)
Base Interest Rate*	6.53% per annum
Applicable margin	1.7% per annum
Next date for resetting the distribution rate	Monday 16 July 2007
Record Date	Friday 29 June 2007

*As defined in the Conditions of Notes in Schedule 1 to the Macquarie Income Securities Trust Deed

Yours faithfully

Dennis Leong
Company Secretary
of Macquarie Bank Limited &
Macquarie Finance Limited

END